Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-281465

February 27, 2025

FOR IMMEDIATE RELEASE

Life Time Announces Commencement of Secondary Offering of 23,000,000

Shares of Common Stock

CHANHASSEN, Minn. (February 27, 2025) – Life Time Group Holdings, Inc. (NYSE: LTH) (“Life Time” or the “Company”) announced today that certain affiliates of Leonard Green & Partners, L.P., TPG Inc. and Partners Group (USA) Inc. (the “Selling Stockholders”) intend to offer and sell 18,000,000 shares of the Company’s common stock in an underwritten public offering pursuant to Life Time’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Selling Stockholders will receive all of the proceeds from the proposed offering. The Company will not receive any of the proceeds from the sale of shares of the Company’s common stock by the Selling Stockholders.

Bahram Akradi, the Company’s Founder, Chairman and Chief Executive Officer, exercised 9,388,000 options granted to him in 2015 that would have otherwise expired in October this year. Mr. Akradi is selling five million shares from that exercise in this offering primarily to satisfy tax obligations associated with the exercise. Upon consummation of this offering, and including the net increase in his share ownership from that exercise and sale, Mr. Akradi will have increased his share ownership in the Company by approximately 25% to over 15.2 million shares since the Company went public in October 2021.

The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

J.P. Morgan and BofA Securities are serving as the underwriters for the proposed offering. The underwriters propose to offer the shares to the public from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices or at prices that may be subject to change.

Important Information

An automatic shelf registration statement on Form S-3, including a base prospectus, was filed with the SEC on August 12, 2024 and became effective upon filing. The offering will be made only by means of a written prospectus supplement and the accompanying prospectus. Before you invest, you should read the prospectus included in that registration statement and the documents incorporated by reference that form part of the registration statement, as well as the prospectus supplement and accompanying prospectus related to the proposed offering. You may obtain these documents for free by visiting the SEC’s website located at http://www.sec.gov. When available, copies of the preliminary prospectus supplement and the accompanying prospectus relating to these securities may also be obtained from either J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or from BofA Securities at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Life Time

Life Time (NYSE: LTH) empowers people to live healthy, happy lives through its portfolio of more than 175 athletic country clubs across the United States and Canada. The health and wellness pioneer also delivers a range of healthy way of life programs and information via its complimentary Life Time Digital app. The Company’s healthy living, healthy aging, healthy entertainment communities and ecosystem serve people 90 days to 90+ years old and are supported by a team of more than 42,000 dedicated professionals. In addition to delivering the best programs and experiences through its clubs, Life Time owns and produces nearly 30 of the most iconic athletic events in the country.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements, including with respect to the proposed public offering. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Life Time’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Life Time assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Ken Cooper, Investor Relations // kcooper2@lt.life or 952-406-2322

Connor Wienberg, Investor Relations // cwienberg@lt.life or 952-229-7401

Jason Thunstrom, Corporate Communications // jthunstrom@lt.life or 952-229-7435